UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2006

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                              52 Sunrise Park Road
                                   PO Box 600
                              New Hampton, NY 10958

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2006 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY & PULLEN, LLP, Independent Registered Public Accounting Firm

                                  EXHIBIT INDEX

Exhibit No.                       Exhibit Description
-----------                       -------------------

23                                Consent of MCGLADREY & PULLEN, LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 29, 2007                           BALCHEM CORPORATION
                                              401(k)/Profit Sharing Plan

                                              By:    Balchem Corporation,
                                                     Plan Administrator

                                              By:/s/ Dino A. Rossi
                                              --------------------------------
                                                     Dino A. Rossi, President,
                                                     Chief Executive Officer

                                              By:/s/ Francis J. Fitzpatrick
                                              --------------------------------
                                                     Francis J. Fitzpatrick,
                                                     Chief Financial Officer

                               BALCHEM CORPORATION
                           401(k)/ PROFIT SHARING PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2006 and 2005

         (With Report of Independent Registered Public Accounting Firm)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN


                                Table of Contents


                                                                            Page

Report of Independent Registered Public Accounting Firm                     1

Statements of Net Assets Available for Benefits                             2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                               4

Supplemental Information

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)   10

             Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan
New Hampton, New York

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Plan Plans, as of December 31, 2006.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.


/s/  McGladrey & Pullen, LLP
New York, NY
June 29, 2007

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005

                                                        2006            2005
                                                     -----------     -----------
Assets:
      Investments at fair value (note 3)             $16,243,585     $12,783,087
      Receivables:
          Employer contribution                          420,026         326,090
          Participant contributions                       32,897              --
          Interest                                         1,034              --
                                                     -----------     -----------
                      Total assets                   $16,697,542     $13,109,177
                                                     ===========     ===========


See accompanying notes to financial statements.


                                   BALCHEM CORPORATION
                                401(k)/PROFIT SHARING PLAN
                Statement of Changes in Net Assets Available for Benefits
                               Year ended December 31, 2006

                                                                                2006
                                                                            ------------
Addition to net assets attributed to:
     Investment income:
         Interest                                                           $    116,135
         Dividends                                                                10,391
         Net appreciation in fair value of investments (note 3)                2,016,764
                                                                            ------------
                                                                               2,143,290
                                                                            ------------
     Contributions:
         Participant                                                           1,275,639
         Employer                                                                767,290
                                                                            ------------
                                                                               2,042,929
                                                                            ------------
                   Total additions                                             4,186,219
                                                                            ------------
Deductions from net assets attributed to:
     Benefits paid to participants                                              (571,827)
     Fees                                                                         (9,523)
     Other, net                                                                  (16,504)
                                                                            ------------
                   Total deductions                                             (597,854)
                                                                            ------------
                   Net increase in net assets available for benefits           3,588,365
Net assets available for benefits at beginning of year                        13,109,177
                                                                            ------------
Net assets available for benefits at end of year                            $ 16,697,542
                                                                            ============
See accompanying notes to financial statements.


                                            3

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

Note 1 - Description of the Plan

         The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is principally a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have 60 days of service, as defined, and are 18 years of age or older, except those that are currently covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

         Contributions

         Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant's elected contribution and the Company may make discretionary profit-sharing contributions at the option of the Company's Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2006 and 2005 were discretionary Company profit sharing contributions made in March
         2007 and February 2006 for the 2006 and 2005 plan years totaling $395,424 and $326,090, respectively.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

         Vesting

         Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of the Company's February 8, 2006 acquisition of all of the outstanding capital stock of Chelated Minerals Corporation ("CMC"), a privately held Utah corporation, whose prior credited service is used in determining the vested portion of such matching contributions.

         Investment Options

         Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company ("PRIAC") and a maximum of 10% of a participant's contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in Company stock and are directed to the Balchem Corporation Common Stock Fund (see Schedule 1). Discretionary contributions are made from the Company's cash reserves.

         Participant Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 6% to 10.25% at December 31, 2006.

         Payment of Benefits

         On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

         Effective March 28, 2005, the threshold for involuntary distribution of vested accrued benefits was reduced from $5,000 to $1,000.

         Income (Loss) Allocations

         Investment income (loss) for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

         Forfeited Accounts

         Forfeited balances of terminated participants' non-vested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited non-vested accounts totaled $749 at December 31, 2006.

Note 2 - Summary of Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are presented on the accrual basis of accounting.

         Risks and Uncertainties

         The assets of the Plan at December 31, 2006 and 2005 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

         The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock Fund, the results of operations and other risks specific to Balchem Corporation.

         Investment Valuation and Income Recognition

         Except for the guaranteed income fund, the Plan's investments held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value.

         As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was retrospectively applied to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

         The guaranteed income fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.29% and 3.35% for 2006 and 2005, respectively. The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 4.15% and 3.75% at December 31, 2006 and 2005, respectively.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

         Payment of Benefits

         Benefits are recorded when paid.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

         Investments at December 31, 2006 and 2005 consisted of:

                                                        2006          2005
                                                    -----------   -----------
         Cash equivalents, Guaranteed Income Fund   $ 3,022,786   $ 2,509,546
         Pooled separate accounts                     8,366,796     6,500,407
         Balchem Corporation Common Stock*            4,474,384     3,446,850
         Participant loans                              379,619       326,284
                                                    -----------   -----------
                                                    $16,243,585   $12,783,087
                                                    ===========   ===========

         * A portion of the Balchem Corporation Common Stock is non-participant directed.

         The following represents investments that represent 5% or more of the Plan's net assets:

                                                       2006         2005
                                                    ----------   ----------
         Balchem Corporation Common Stock*          $4,474,384   $3,446,850
         Cash equivalents, Guaranteed Income Fund    3,022,786    2,509,546
         Dryden S&P Index Fund                       2,321,280    2,203,938

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

         Janus Adviser Balanced Fund                 1,037,598      942,314
         Prudential Lifetime 40                      1,069,121      867,206

         * A portion of the Balchem Corporation Common Stock is non-participant directed.

         During  the  year  ended  December  31,  2006,  the  Plan   investments
         (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

         Pooled separate accounts           $1,013,863
         Balchem Corporation Common Stock    1,002,901
                                            ----------
                                            $2,016,764
                                            ==========

Note 4 - Non-participant directed investments

         Information about the net assets and the significant  components of the
         changes  in  net  assets  relating  to  the  non-participant   directed
         investments are as follows:

                                               2006         2005
                                            ----------   ----------
         Balchem Corporation Common Stock   $3,870,400   $2,981,668
                                            ==========   ==========

                                                                  Year ended
                                                               December 31, 2006
                                                               -----------------
         Change in net assets:
                  Contributions                                  $   362,318
                  Dividends and interest                              10,390
                  Net appreciation                                   863,990
                  Benefits paid to participants                     (143,644)
                  Transfers to participant-directed investments     (204,322)
                                                                 -----------
                                  Net increase                       888,732
         Net assets at beginning of year                           2,981,668
                                                                 -----------
         Net assets at end of year                               $ 3,870,400
                                                                 ===========

Note 5 - Related-Party Transactions

         As of December 31, 2006 and 2005, the Plan held 261,354 and 260,163 shares of Balchem Corporation common stock, respectively, with a market value of $4,474,384 and $3,446,850 at December 31, 2006 and 2005,
         respectively. The aforementioned share information has been adjusted to reflect the December 2006 and December 2005 three-for-two stock splits, which were effected by means of stock dividends, initiated by the Company. Certain Plan investments are shares of various funds managed by Prudential Retirement Insurance & Annuity Company

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

         ("PRIAC"). PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.


Note 6 - Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7 - Income Tax Status

         The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code
         (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                                                                                                                Schedule 1

                                                    BALCHEM CORPORATION
                                                401(k)/PROFIT SHARING PLAN
                                    Schedule H, Part IV, Line 4(i) - Schedule of Assets
                                                    Held at End of Year
                                                     December 31, 2006

           Identity of issue,                    Description of investments including maturity date,           Current
    borrower, lessor or similar party            rate of interest, collateral, par or maturity value            value
------------------------------------------   ------------------------------------------------------------   -------------
Guaranteed Income Fund(1)                    Units of participation in Guaranteed Income Fund -
                                                 91,216 units, $33.13 per unit                              $   3,022,786
Small Cap Growth / Times Square              Units of participation in Small Cap Growth / Times Square
                                                 17,874 units, $24.43 per unit                                    436,778
Oppenheimer Global Fund                      Units of participation in Oppenheimer Global Fund
                                                 7,106 units, $81.29 per unit                                     577,751
Mid-Cap Value / Well Management              Units of participation in Mid-Cap Value / Well Management
                                                 6,512 units, $21.31 per unit                                     138,774
Mid-Cap Growth / Artisan                     Units of participation in Mid-Cap Growth / Artisan
                                                 34,667 units, $11.98 per unit                                    415,580
Prudential Lifetime 60(1)                    Units of participation in Prudential Lifetime 60 -
                                                 9,178 units, $16.34 per unit                                     149,992
Prudential Lifetime 50(1)                    Units of participation in Prudential Lifetime 50 -
                                                 14,560 units, $16.74 per unit                                    243,871
Prudential Lifetime 40(1)                    Units of participation in Prudential Lifetime 40 -
                                                 63,398 units, $16.86 per unit                                  1,069,121
Prudential Lifetime 30(1)                    Units of participation in Prudential Lifetime 30 -
                                                 19,909 units, $17.25 per unit                                    343,533
Prudential Lifetime 20(1)                    Units of participation in Prudential Lifetime (20)
                                                 7,356 units, $17.41 per unit                                     128,095
Large Cap Growth/Turner Investment(1) Fund   Units of participation in Large Cap Growth/Turner Investment
                                                 22,994 units, $13.15 per unit                                    302,585
Large Cap Value/AJOFund(1)                   Units of participation in Large Cap Value/AJO Fund -
                                                 26,886 units, $16.06 per unit                                    431,786
Janus Adviser Balanced Fund(1)               Units of participation in Janus Adviser Balanced Fund -
                                                 29,452 units, $35.23 per unit                                  1,037,598
Intern Equity / Julius Baer                  Units of participation in Intern Equity / Julius Baer
                                                 26,767 units, $24.73 per unit                                    662,002
Goldman Sachs Small Cap Value                Units of participation in Goldman Sachs Small Cap Value
                                                 1,966 units, $54.96 per unit                                     108,050
Dryden S&P Index Fund(1)                     Units of participation in Dryden S&P Index Fund -
                                                 27,808 units, $83.47 per unit                                  2,321,280
Balchem Corporation Common Stock(1)(2)(3)    Units of participation in Balchem Common Stock -
                                                 261,354 units, $17.11 per unit                                 4,474,384
Participant loans(1)                         Interest rates range from 6.00% to 10.25%                            379,619
                                                                                                            -------------
                                                            Total                                           $  16,243,585
                                                                                                            =============

(1)   Parties-in-interest

(2)   The cost basis of the Balchem Corporation Common Stock Fund at December
      31, 2006 was $1,681,621.

(3)   All per share (unit) information has been adjusted to reflect the December
      2006 three-for-two stock split (effected by means of a stock dividend) initiated by the Company.

See accompanying report of independent registered public accounting firm.


                                                            10